Mail Stop 6010


August 5, 2005


Ze`ev Kirshenboim, Chief Executive Officer and Chief Financial
Officer
ACS-Tech 80 Ltd
Post Office Box 5668
Migdal Ha`emek, Israel  10500

Via U S Mail and FAX [011-972-4-654-6443 ]


	Re:	ACS-Tech 80 Ltd.
		Form 20-F for the fiscal year ended December 31, 2004
		Forms 6-K for 2005
		File No.  1-14662


Dear Mr. Kirshenboim:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Mr. Ze`ev Kirshenboim
ACS-Tech 80 Ltd
August 4, 2005
Page 2


Form 20-F for fiscal year ended December 31, 2004

Operating and Financial Review and Prospects, page 22

Operating Results, page 26

1. We see the 56% increase in revenues in 2004. In future filings please provide more detailed and specific discussion of reasons for the significant increase. For instance, please more specifically describe how the improved business environment impacted revenues. Also provide some description of new products introduced and their impact on revenues.

2. We read in Note 15 that you have several operating segments. To the extent important to an understanding of your operating results, please expand future filings to discuss and to compare the revenues generated by each segment, and the operating income produced by each segment.

Financial Statements

Note 2-K  Revenue Recognition, page F-12

3. We see that the revenue policies make disclosure about the generic criteria from SAB 104 for revenue recognition. Please expand future filings to clarify how you apply those criteria in your specific circumstances. For instance, disclose what you consider to be "pervasive evidence of an agreement" and make disclosure about the factors you consider in concluding that "collectibility is probable."
Also clarify shipping terms and identify when you consider delivery to have occurred. Your response should show us how you intend to apply this comment.

4. We see that you consider whether "significant obligations"
exist
in assessing the timing of revenue.  Please expand future filings to
make disclosure about the nature and extent of post shipment obligations and customer acceptance protocols, including more specific detail about how these matters are considered in the timing
of revenues.   Your response should show us how you intend to
apply
this comment.

5. Tell us more about the terms and conditions of sales to distributors. Show us that your revenue practices for transactions with these entities are appropriate.


Mr. Ze`ev Kirshenboim
ACS-Tech 80 Ltd
August 4, 2005
Page 3


Note 2-T  Impairment of Property and Equipment, page F-14

6. Your accounting policy for impairment of property and equipment does not appear to conform to US GAAP. In future filings please expand Note 16 to provide disclosure about this potential
Israeli/US
GAAP difference.

Note 10(C)  Shareholders` Equity, page F-24

7. We see that certain options were canceled and re-granted in December 2003. For US GAAP purposes, tell us how your accounting considers the guidance from FIN 44.

Report of Independent Registered Public Accounting Firm, page T-1

8. In future filings please revise the second paragraph of the audit report to refer to the PCAOB by its full name. That is, the Public Company Accounting Oversight Board (United States).

9. In future filings please disclose the city and state where the report was signed. Refer to Rule 2-02 of Regulation S-X.




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Mr. Ze`ev Kirshenboim
ACS-Tech 80 Ltd
August 4, 2005
Page 4


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676.


      Sincerely,


      Gary R. Todd
								Reviewing Accountant
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